TSX “VIR”
AMEX “REX”
ViRexx Medical Corp.
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES 2005 FISCAL YEAR RESULTS

EDMONTON, ALBERTA - March 16, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B and C and embolotherapy treatments for tumours, today announced its financial and operational results for the fiscal year ended December 31, 2005.

“ViRexx continues to demonstrate progress with its pipeline of products, in particular with the completion of enrolment in the first of two Phase III OvaRex® MAb clinical trials. Our broad product pipeline targets large markets and provides multiple milestones during the coming year, building on the advances we made in each of our four development programs with four clinical trials underway,” said Dr. Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer of ViRexx. “At the same time we have expanded our management team to include new members who bring key competencies and experience to support the expected commercialization of our product candidates.”

Product Development Highlights
•
Our licensing partner, United Therapeutics, completed enrolment in the first of two Phase III trials for OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer. The second Phase III trial has enrolled 85% of a targeted 177 patients as of December 31, 2005.

•
Enrollment in the OvaRex® MAb Phase II trial, also conducted by United Therapeutics, to study the use of OvaRex® MAb as adjuvant therapy to platinum-based front line chemotherapy in the treatment of advanced ovarian cancer patients reached 39 of a targeted 40 patients as of December 31, 2005.

•
Treated five patients in the ongoing Occlusin™ 50 Injection Phase I clinical study at the Toronto General Hospital as of December 31, 2005. Interim data analysis demonstrated a decrease in tumour volume in four of the five patients treated with Occlusin™ 50 Injection. Enrolment is ongoing.

•
ViRexx signed an agreement with Protein Sciences Corporation, a contract manufacturer, to produce clinical-grade material in quantities sufficient for a Phase I clinical study of HepaVaxx B Vaccine, a therapy for the treatment of chronic hepatitis B. Protein Sciences completed the manufacturing of the clinical material in the fourth quarter.

•
ViRexx filed a Clinical Trial Application (“CTA”) with Health Canada in late 2005 for a Phase I clinical study of HepaVaxx B Vaccine. The Company has held follow-up discussions with Health Canada and expects to begin the Phase I safety study in the second quarter of 2006.

•
United Therapeutics Corporation (“United”), our licensing partner, continued construction of a facility in Silver Springs, Maryland. This facility will be used to produce the antibody, OvaRex® MAb. Construction is expected to be completed in the second quarter of 2006.

Financial Highlights
(All amounts reported are in Canadian dollars unless otherwise stated)

The Company recorded a net loss for the twelve-month period ended December 31, 2005 of $7,459,714 or $0.13 per share, as compared with a net loss of $3,657,760 or $0.14 per share for the twelve-month period ended December 31, 2004. The difference is primarily due to expenses related to preclinical, potential product development, and clinical trial activity to support the Company’s product pipeline.

Research and development expenses for the twelve-month period ended December 31, 2005 were $4,750,190, compared with $1,796,680 for the twelve-month period ended December 31, 2004. The difference is primarily due to the manufacturing of clinical material for the Phase I clinical study of the HepaVaxx B Vaccine and includes costs related to the expansion of the Company’s intellectual property portfolio.

Government assistance for the twelve-month period ended December 31, 2005 was $45,000, compared with $864,430 for the twelve-month period ended December 31, 2004.

General and administrative expenses for the twelve-month period ended December 31, 2005 were $3,650,282, compared with $1,887,711 for the twelve-month period ended December 31, 2004. The difference is primarily due to an increase in staffing costs, the addition of staff members, stock-based compensation expense, and consulting fees associated with investor relations and corporate communications.

At December 31, 2005, the Company’s cash and cash equivalents totalled $5,571,850 as compared to $9,462,988 at December 31, 2004. During the twelve-month period ended December 31, 2005, the Company raised $3,786,273 from the completion of a private placement, exercise of warrants and stock options net of share issuance and normal course issuer bid costs. The cash raised is primarily due to a brokered private placement financing for gross proceeds of $4,035,665 in the third quarter of 2005. Subsequent to the end of the year the Company completed a brokered private placement of 10,909,090 units at a price of $1.10 per unit for gross proceeds to the Company of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.50 for a period of two years from the date of issuance. As of March 1, 2006 the Company had $14,900,602 in cash equivalents and short term investments as compared with $5,571,850 at December 31, 2005.

At December 31, 2005, the Company had 58,443,445 common shares outstanding. The number of stock options and warrants outstanding at December 31, 2005 is 6,170,200 and 2,819,299, respectively, and could generate proceeds of $7,075,721, if exercised.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumours.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Chris Marcus Investor Relations Fyre Marketing Tel: (512) 542-9916

Financial statements attached:

ViRexx Medical Corp.
(a development stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2005 $	December 31, 2004 $ (Restated - Note 3)

Assets

Current assets
Cash and cash equivalents	5,571,850	9,462,988
Restricted cash	-	659,000
Goods and services tax recoverable	39,606	94,903
Prepaid expenses and deposits	166,658	383,143
Other current assets	-	18,527

	5,778,114	10,618,561
Property and equipment	518,134	533,202
Acquired intellectual property	29,990,097	34,570,682

	36,286,345	45,722,445

Liabilities

Current liabilities
Accounts payable and accrued liabilities	670,166	744,805
Convertible debentures	-	1,037,106

	670,166	1,781,911
Future income taxes	1,168,377	6,749,947

	1,838,543	8,531,858

Shareholders’ Equity

Common shares - no par value; unlimited shares authorized; 58,443,445 shares and 53,276,477 shares issued and outstanding, respectively	45,989,189	41,754,983
Contributed surplus	4,779,409	3,626,905
Equity component of convertible debenture	-	59,118
Deficit accumulated during development stage	(16,320,796)	(8,250,419)

	34,447,802	37,190,587

	36,286,345	45,722,445

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)
	Common shares
	Number #	Amount $	Equity component of debenture $	Contributed surplus $	Deficit accumulated during development stage $	Total shareholders’ equity $

Balance - December 31, 1999	-	-	-	-	-	-
Shares issued on incorporation	200	259	-	-	-	259
Net loss	-	-	-	-	(177,397)	(177,397)

Balance - December 31, 2000	200	259	-	-	(177,397)	(177,138)
Issuance of common shares	16,617,283	1,153,081	-	-	-	1,153,081
Exercise of warrants	260,039	207,094	-	-	-	207,094
Share issue costs	-	(69,067)	-	-	-	(69,067)
Net loss	-	-	-	-	(1,011,957)	(1,011,957)

Balance - December 31, 2001	16,877,522	1,291,367	-	-	(1,189,354)	102,013
Shares issued on settlement of debt	682,686	218,460	-	-	-	218,460
Issuance of common shares	184,000	800,024	-	-	-	800,024
Exercise of warrants	1,869	1,428	-	-	-	1,428
Share issue costs	-	(7,749)	-	-	-	(7,749)
Issuance of convertible debenture	-	-	90,000	-	-	90,000
Amalgamation	(1,000,000)	-	-	-	-	-
Net loss	-	-	-	-	(1,260,472)	(1,260,472)

Balance - December 31, 2002	16,746,077	2,303,530	90,000	-	(2,449,826)	(56,296)
Issued under private placement	48,000	31,200	-	-	-	31,200
Exercise of stock options	300,000	126,600	-	-	-	126,600
Conversion of debentures	684,648	261,277	(30,882)	-	-	230,395
Amalgamation	(7,378,725)	-	-	-	(24,498)	(24,498)
Issue of special warrants	5,200,000	2,881,060	-	205,150	-	3,086,210
Stock options issued to non-employees	-	-	-	85,000	-	85,000
Net loss	-	-	-	-	(1,383,562)	(1,383,562)

Balance - December 31, 2003	15,600,000	5,603,667	59,118	290,150	(3,857,886)	2,095,049
Retroactive adjustment for stock-based compensation	-	-	-	734,773	(734,773)	-

Balance - December 31, 2003 (restated - note 3)	15,600,000	5,603,667	59,118	1,024,923	(4,592,659)	2,095,049
Issued through public offering	11,000,000	8,388,820	-	411,180	-	8,800,000
Issued as corporate finance fee	400,000	-	-	-	-	-
Exercise of warrants	5,500	5,500	-	-	-	5,500
Acquisition of AltaRex Medical Corp.	26,257,759	28,620,957	-	-	-	28,620,957
Exercise of stock options	13,218	15,727	-	(5,153)	-	10,574
Share issue costs	-	(879,688)	-	-	-	(879,688)
Fair value of stock options issued on the acquisition of AltaRex	-	-	-	1,815,378	-	1,815,378
Stock options issued	-	-	-	380,577	-	380,577
Net loss (restated - note 3)	-	-	-	-	(3,657,760)	(3,657,760)

Balance - December 31, 2004 (restated - note 3)	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587
Repurchase of shares	(2,056,900)	(1,645,113)	-	-	(610,663)	(2,255,776)
Exercise of stock options	225,218	267,413	-	(75,699)	-	191,714
Private placement	4,035,665	2,970,316	-	1,065,349	-	4,035,665
Exercise of warrants	2,302,875	2,277,370	-	(294,495)	-	1,982,875
Conversion of debentures	561,100	591,281	-	-	-	591,281
Conversion and redemption of debentures	-	-	(59,118)	-	-	(59,118)
Share issue costs	99,010	(227,061)	-	-	-	(227,061)
Stock options issued	-	-	-	457,349	-	457,349
Net loss	-	-	-	-	(7,459,714)	(7,459,714)

Balance - December 31, 2005	58,443,445	45,989,189	-	4,779,409	(16,320,796)	34,447,802

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Loss

(expressed in Canadian dollars)
		Years ended December 31,		Cumulative from October 30, 2000 to
				December 31,
	2005 $	2004 $ (Restated - Note 3)	2003 $	2005 $

Revenue	-	-	-	-

Expenses
Research and development	4,750,190	1,796,680	383,073	7,954,932
Corporate administration	3,650,282	1,887,711	892,036	7,609,464
Depreciation and amortization	2,499,174	71,348	31,596	2,661,343
Debenture interest	95,201	61,999	76,052	272,960
Loss (gain) on foreign exchange	45,528	(14,971)	(4,401)	77,653
Interest income	(218,504)	(127,728)	(7,497)	(353,729)
Other income	(3,731)	(15,324)	-	(19,055)
(Gain) loss on disposal of property and equipment	-	(1,955)	12,703	105,720

	10,818,140	3,657,760	1,383,562	18,309,288

Loss before income taxes	(10,818,140)	(3,657,760)	(1,383,562)	(18,309,288)

Income taxes recovery	(3,358,426)	-	-	(3,358,426)

Net loss for the year	(7,459,714)	(3,657,760)	(1,383,562)	(14,950,862)

Basic and diluted loss per common share)	(0.13)	(0.14)	(0.15)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Cash Flows

(expressed in Canadian dollars)
		Years ended December 31,		Cumulative from October 30, 2000 to
				December 31,
	2005 $	2004 $ (Restated - Note 3)	2003 $	2005 $

Cash provided by (used in)

Operating activities
Net loss for the period	(7,459,714)	(3,657,760)	(1,383,562)	(14,950,862)
Items not affecting cash
Debenture interest	95,201	54,526	76,052	265,487
Depreciation and amortization	2,499,174	71,348	31,596	2,661,343
Stock-based compensation	457,349	380,577	211,300	1,049,226
Write off of patent costs	-	242,626	-	242,626
(Gain) loss on disposal of property and equipment	-	(1,955)	12,703	105,364
Unrealized foreign exchange gain	(356)	(9,471)	-	(9,471)
Future income taxes	(3,358,426)	-	-	(3,358,426)
Net change in non-cash working capital items	215,670	(346,104)	476,659	391,261

	(7,551,102)	(3,266,213)	(575,252)	(13,603,452)

Financing activities
Issuance of share capital	5,983,193	7,405,027	3,280,210	18,774,956
Amounts due to related parties	-	(35,341)	13,368	-
Advances from shareholder	-	-	575,000	769,900
Repayment of advances from shareholder	-	-	(575,000)	(769,900)
Convertible debentures	(600,144)	-	-	84,856
Restricted cash	659,000	(659,000)	-	-
Repurchase of shares	(2,255,776)	-	-	(2,255,776)

	3,786,273	6,710,686	3,293,578	16,604,036

Investing activities
Acquisition of property and equipment	(131,991)	(403,364)	(94,617)	(908,422)
Cash acquired on acquisition	-	3,710,419	19,142	3,729,561
Proceeds on sale of property and equipment	5,682	2,861	9,210	17,753
Expenditures on patents and trademarks	-	-	(74,824)	(267,626)

	(126,309)	3,309,916	(141,089)	2,571,266

(Decrease) increase in cash and cash equivalents	(3,891,138)	6,754,389	2,577,237	5,571,850

Cash and cash equivalents - Beginning of year	9,462,988	2,708,599	131,362	-

Cash and cash equivalents - End of year	5,571,850	9,462,988	2,708,599	5,571,850